EXHIBIT 99.1

Infobird Co., Ltd

Announces 1-for-5 Share Consolidation

BEIJING, May 12, 2023 /PRNewswire/ – Infobird Co., Ltd (NASDAQ: IFBD) (“Infobird” or the “Company”), a software-as-a-service provider of AI-powered customer engagement solutions in China, today announced that it plans to implement a 1-for-5 share consolidation of its ordinary shares (the “Share Consolidation”), effective on May 15, 2023.

Beginning with the opening of trading on May 15, 2023, the Company’s ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “IFBD”, but under a new CUSIP number of G47724110. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every five issued and outstanding ordinary shares of a par value of US$0.005 each will automatically be converted into one issued and outstanding ordinary share of a par value of US$0.025 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The Share Consolidation was approved by the Company’s board of directors on April 26, 2023 and its shareholders on May 12, 2023. The Company has filed a Fourth Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies.

About Infobird Co., Ltd

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “plans”, “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events, results, conditions or performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date they are made. In evaluating such statements, investors and prospective investors should review carefully various risks and uncertainties and other matters identified in the Company’s filings with the U.S. Securities and Exchange Commission. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SOURCE INFOBIRD